             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                     ________________________


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                     ________________________


    [ X ] Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K   [ ]  Form 10-QSB  [  ] Form N-SAR

               For the Period Ended: December 31, 1999


[  ]      Transition Report on Form 10-K
[  ]      Transition Report on Form 20-F
[  ]      Transition Report on Form 11-K
[  ]      Transition Report on Form 10-QSB
[  ]      Transition Report on Form N-SAR
For the Transition Period Ended:_____________________



     Nothing on this form shall be construed to imply that the Commission has verified any information contained herein.



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information


Full Name of Registrant:      American Kiosk Corporation

Former Name if Applicable:    N/A

Address if Principal Executive
Office (Street and Number):   4400 PGA Boulevard, Suite 500

City, State and Zip Code:          Palm Beach Gardens, FL  33410


Part II - Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

     [ ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-
KSB, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative



State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company's auditors have not been able to complete the audited financial statements by the due date of the Company's Annual Report on Form 10-KSB.






Part IV - Other Information



     (1)  Name and telephone number of person to contact in regard to this notification:

Larry E. Graybill                                        (561)             627-9002
(Name)                        (Area Code)    (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities
Act of 1934, or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?
If the answer is no, identify reports.

                                                  [ X ] Yes    [   ]  No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                  [   ] Yes    [ X ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                    AMERICAN KIOSK CORPORATION
        (Exact Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2000               By:S/RICHARD J. MICHAEL
                                   Richard J. Michael, Chief Executive Officer
